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    As filed with the Securities and Exchange Commission on April 2, 1997.

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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ___________________

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                TRIAD PARK, LLC
                 (Name of Small Business Issuer in Its Charter)

             DELAWARE                                   94-3264115
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

                                3055 TRIAD DRIVE
                          LIVERMORE, CALIFORNIA  94550
                    (Address of principal executive offices)

                                 (510) 449-0606
                (Issuer's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered
       -------------------                ------------------------------
         Not applicable                            Not applicable


          Securities to be registered under Section 12(g) of the Act:

                              Membership Interests

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

The information provided under the captions "Summary of Spin-Off Transaction," "Plan of Distribution," "Risk Factors," "Description of Properties of the Company," "Business of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the information statement attached to this Form 10-SB registration statement as Exhibit 12.1 ("Information Statement") is incorporated by reference.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The information provided under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement is incorporated by reference.

ITEM 3.  DESCRIPTION OF PROPERTY.

The information provided under the captions "Summary of Spin-Off Transaction," "Plan of Distribution," "Risk Factors -- Real Estate Related Risks," "Description of Lease Agreement" and "Description of Properties of the Company" in the Information Statement is incorporated by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information provided under the caption "Holdings of Principal Share Holders and Security Holdings of Managing Member(s), Executive Officers and Advisory Board Members" in the Information Statement is incorporated by reference.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The information provided under the captions "Summary of Spin-Off Transaction" and "Management of the Company" in the Information Statement is incorporated by reference.

ITEM 6.  EXECUTIVE COMPENSATION.

The information provided under the caption "Compensation of Management" in the Information Statement is incorporated by reference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information provided under the captions "Summary of Spin-Off Transaction," "Transactions with Interested Parties" and "Relationships Between Triad and the Company" in the Information Statement is incorporated by reference.





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ITEM 8.  DESCRIPTION OF SECURITIES.

The information provided under the captions "Description of Shares" and "Summary of Limited Liability Company Agreement" in the Information Statement is incorporated by reference.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The information provided under the captions "Summary of Spin-Off Transaction," "Summary of Limited Liability Company Agreement -- Distribution" and "Trading of Shares" in the Information Statement is incorporated by reference. Upon completion of the Distribution, it is expected that there will be approximately 1100 holders of record of Triad Park, LLC's membership interests.

ITEM 2.  LEGAL PROCEEDINGS.

Management of the Registrant is not aware of any legal proceedings, or pending legal proceedings, to which the Registrant is a party or to which the property of the Registrant is subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None of the events described in this Item has occurred within the past twenty-four (24) months.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant was formed on February 10, 1997. All of the outstanding Shares were issued by Registrant to Triad Systems Corporation and to 3055 Management Corp. pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. The information provided under the caption "Plan of Distribution -- Contribution Transactions" in the Information Statement is incorporated by reference.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The information provided in Section 4.9 of the Registrant's Limited Liability Company Agreement filed as Exhibit 2.1 to this Form 10-SB is incorporated by reference. Pursuant to this Section, members of the Advisory Board and officers of the Registrant are indemnified to the fullest extent not prohibited by Delaware law.

                                    PART F/S

The financial statements listed in "Index to Financial Statements" in the Information Statement are incorporated by reference.





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
                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

The exhibits filed herewith are listed in the "Index to Exhibits" on page 5 of this Form 10-SB and are incorporated by reference.



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 2, 1997

                                        TRIAD PARK, LLC

                                        By:  3055 MANAGEMENT CORP.,
                                             its Manager


                                        By:  /s/ JAMES R. PORTER
                                             -------------------------
                                             James R. Porter
                                             Vice President, Secretary and
                                             Chief Financial Officer





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
                                 EXHIBIT INDEX

No.                                        Item                                               Page
---                                        ----                                               ----
 2       Charter and By-Laws
         2.1     Limited Liability Company Agreement of Triad Park, LLC
         2.2     By-Laws of Triad Park, LLC

 3       Instruments defining the rights of security holders
         3.1     Limited Liability Company Agreement of Triad Park, LLC (see Exhibit 2.1)
         3.2     By-Laws of Triad Park, LLC (see Exhibit 2.2)
         3.3     Form of Rights Plan of Triad Park, LLC

 6       Material contracts
         6.1     Real Estate Distribution Agreement, dated as of February 26, 1997, by and between Triad Systems Corporation, 3055 Triad Dr. Corp., 3055 Management
                 Corp. and Triad Park, LLC
         6.2     Project Lease Agreement, dated as of August 1, 1988, between 3055 Triad Dr.
                 Corp. and Triad Systems Corporation
         6.3     First Amendment to Project Lease Agreement, dated as of February 26, 1997, by and between Triad Park, LLC, 3055 Triad Dr. Corp. and Triad Systems
                 Corporation
12       Additional exhibits
         12.1    Information Statement
         12.2    Appraisal of:  Triad Business Park, Livermore, California, Prepared for:
                 Triad Systems Corporation, November, 1996
27       Financial Data Schedule
         27.1    Financial Data Schedule





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